D. H. HILL SECURITIES, LLLP

FINANCIAL REPORT

December 31, 2025

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SEC FILE NUMBER
8-49475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D. H. Hill Securities, LLLP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1543 Green Oak Place Suite 100
(No. and Street)

Kingwood	TX	77339
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan H. Hill	832-644-1852	dhill@dhhill.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	PCAOB #3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan H. Hill_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D. H. Hill Securities, LLLP_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Dan H. Hill_____

Title:
Financial Operations Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

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CONTENTS

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PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
D.H. Hill Securities, LLLP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D.H. Hill Securities, LLLP as of December 31, 2025, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D.H. Hill Securities, LLLP as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of D.H. Hill Securities, LLLP's management. Our responsibility is to express an opinion on D.H. Hill Securities, LLLP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D.H. Hill Securities, LLLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of D.H. Hill Securities, LLLP's financial statements. The supplemental information is the responsibility of D.H. Hill Securities, LLLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as D.H. Hill Securities, LLLP's auditor since 2017.

Celeste, Texas
March 5, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

D. H. HILL SECURITIES, LLLP
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	217,586
Receivables		19,483
Other receivables		11,317
Prepaid expenses		5,972
Total Assets	$	254,359

Liabilities and Partners' Capital

Liabilities

Commissions payable	$	3,351
Total Liabilities		3,351
Partners' Capital		251,008
Total Liabilities and Partners' Capital	$	254,359

D. H. HILL SECURITIES, LLLP
Statement of Operations
For Year Ended December 31, 2025

Revenues		
Securities commissions	$	101,182
Insurance commissions		732,566
Mutual fund commissions		129,961
Administrative services		87,398
Private placements		49,093
Other revenue		5,853
Total Revenues		1,106,053
Expenses		
Compensation and related costs		759,507
Administrative expenses - related parties		238,824
Management fees - related party		41,397
Professional fees		23,882
Arbitration settlements		50,500
Regulatory fees		13,995
Communications		12,986
Other expenses		25,073
Total Expenses		1,166,164
Net loss before provision for income taxes		(60,111)
Current income taxes - state		-
Net Loss	$	(60,111)

D. H. HILL SECURITIES, LLLP
Statement of Changes in Partners' Capital
For Year Ended December 31, 2025

	General Partner's Capital		Limited Partner's Capital		Total	
Balance, December 31, 2024	$	16,942	$	345,843	$	362,785
Net loss		(1,202)		(58,909)		(60,111)
Limited partner's withdraws		-		(51,666)		(51,666)
Balance, December 31, 2025	$	15,740	$	235,267	$	251,008

D. H. HILL SECURITIES, LLLP
Statement of Cash Flows
For Year Ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(60,111)
Adjustments to reconcile net loss to net		
cash used in operating activities		
Change in assets and liabilities		
Decrease in receivables		42,464
Increase in other receivables		(8,039)
Increase in prepaid expenses		(972)
Decrease in accounts payable and accrued expenses		(20,000)
Decrease in commissions payable		(25,347)
Net cash used in operating activities	$	(72,005)
Cash flows from financing activities		
Limited partners' withdraws		(51,666)
Net decrease in cash		(123,671)
Cash, beginning of year		341,257
Cash, end of year	$	217,586

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

NOTE A – NATURE OF BUSINESS

Nature of Business

D.H. Hill Securities, LLLP (the "Partnership"), a Texas limited partnership, was formed in June 1996. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered as an insurance agency with the Texas Department of Insurance.

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to mutual fund retailer on an application basis including 529 plans, broker selling life variable life insurance and annuities, private placements of securities, including oil and gas, broker selling investments in mortgages or other receivables and best-efforts underwriter.

The Partnership's operations consist primarily of providing securities, insurance brokerage and private placements of securities to individuals located throughout the United States. The Partnership also provides administrative services to companies in the securities and energy industries.

The general partner of the Partnership is H & H Services, Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including securities, insurance brokerage, private placements of securities, and administrative services. The Partnership has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes securities commissions, insurance commission, mutual fund commission, private placements and administrative fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

Securities commissions are primarily related to the sale of various shares of unlisted real estate investment trusts and unlisted business development companies. The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy transaction, the Partnership charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance and Mutual Fund Commissions

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Partnership may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Private Placements

The Partnership participates in the private placements of equity securities for business entities that want to raise funds through a sale of securities. Revenue is recognized on the trade date. The Partnership believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Partnership needs to take subsequent to this date, and the issuer obtains the control and benefit of the offering amounts at that point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Administrative Services

The Partnership provides administrative services to companies in the securities and energy industry. The Partnership believes that the performance obligation is satisfied when individually identifiable services are provided. Administrative services are generally billed and recognized either monthly or quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Current Expected Credit Losses

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Partnership's financial assets are primarily commissions receivable. As of December 31, 2025, the Partnership determined that no allowance for credit losses is necessary.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state franchise taxes.

NOTE C – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Partnership had net capital of $217,586, which was $212,586 in excess of its required net capital of $5,000. The Partnership's net capital ratio was .02 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Partnership and two related party entities ("Affiliates") are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Partnership and the Affiliates were not consummated on terms equivalent to arm's length transactions.

The Partnership has entered into an expense sharing agreement ("Agreement") with the Affiliates. Under the Agreement, the Affiliates and the Partnership share certain combined administrative expenses. The Partnership is allocated one-third of such actual combined expenses incurred by the Affiliates on a monthly basis. The Partnership was allocated and paid the Affiliates $238,824 under the Agreement during the year ended December 31, 2025. The Partnership also paid one of the Affiliates $41,397 related to discretionary management fees during the year.

NOTE E - CONTINGENCIES

In the normal course of business, the Partnership may be subject to claims, regulatory examinations, and other proceedings arising from its securities activities. As of December 31, 2025, the Partnership has been notified of one threatened claim asserted by another broker-dealer seeking contribution toward the resolution of a customer complaint. The claimant has made a pre-litigation demand for $15,000 in exchange for a full release of the threatened claim. Based in part on the opinion of legal counsel, management believes the Partnership has valid defenses and does not believe that a loss is probable. Accordingly, no liability has been recorded in the accompanying financial statements.

NOTE F – CONCENTRATION OF CREDIT RISK

At various times during the year, the Partnership maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2025, there was no uninsured balances.

NOTE G – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2025, and through March 5, 2026, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

Computation of Net Capital:

Total partners' capital qualified for net capital	$	251,008
Deductions and/or changes		
Non-allowable assets:		
Receivables	$	16,132
Other receivables		11,317
Prepaid expenses		5,972
Total deductions and/or changes		33,421
Net Capital	$	217,586
Aggregate indebtedness:		
Commissions payable	$	3,351
Total aggregate indebtedness	$	3,351
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	212,586
Ratio of aggregate indebtedness to net capital		0.2 to 1

Reconciliation of Computation of Net Capital:

There are no material differences between the above computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

Statement regarding the Reserve Requirements and Possession or Control Requirements:

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to mutual fund retailer on an application basis including 529 plans, broker selling life variable life insurance and annuities, private placements of securities, including oil and gas, broker selling investments in mortgages or other receivables and best- efforts underwriter. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors:

No statement is required as no subordinated liabilities existed at any time during the year.





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
D.H. Hill Securities, LLLP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) D.H. Hill Securities, LLLP (the Partnership) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to mutual fund retailer on an application basis including 529 plans, broker selling life variable life insurance and annuities, private placements of securities, including oil and gas, broker selling investments in mortgages or other receivables and best- efforts underwriter. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

D.H. Hill Securities, LLLP 's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.H. Hill Securities, LLLP 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 5, 2026

11

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

D.H. HILL SECURITIES, LLLP

1543 Green Oak Place
Suite 100
Kingwood, Texas 77339
832-644-1852

D. H. Hill Securities, LLLP's Exemption Report

D. H. Hill Securities, LLLP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) mutual fund retailer on an application basis including 529 plans, 2) broker selling life variable life insurance and annuities, 3) private placements of securities, including oil and gas, 4) broker selling investments in mortgages or other receivables, and 5) best- efforts underwriter, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dan H. Hill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Financial Operations Officer
February 27, 2026